SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM AND STYROLUTION PLAN JOINT VENTURE TO PRODUCE ABS IN BRAZIL

São Paulo, October 14, 2013 - Braskem (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading producer of thermoplastic resins in the Americas, and Styrolution, a global leader in the styrene segment, announced today the execution of a memorandum of understanding (MOU) to assess the possibility of forming a joint venture in Brazil. The JV will be responsible for analyzing the economic feasibility of installing a plant with production capacity of 100 kton/y of styrenics specialties and the copolymers acrylonitrile butadiene styrene (ABS) and styrene acrylonitrile (SAN) to serve clients in Brazil as well as the rest of South America.

In recent years, Brazil has observed strong growth in the home appliance and automotive industries, both of which are key clients of the styrenics specialties to be produced by the joint venture. Traditionally, ABS and SAN have been imported into the region by styrenics suppliers such as Styrolution. The new company created by Braskem and Styrolution will seek to take advantage of this favorable market dynamic to create a local product that should ensure clients better service and more secure supply.

Styrolution will contribute with its expertise in developing and producing styrenics, the industry's largest product portfolio, the licensing of technology and its existing businesses in the region. Meanwhile, Braskem, as one of the region's leading major petrochemical producers, will provide the supply chain infrastructure and the site for installing the plant.

The consummation of the joint venture is subject to approval by the regulatory and antitrust agencies. The plan is for Styrolution to be the majority shareholder with 70% of the company and for Braskem to hold the other 30%. Subject to the conclusion of an agreement between the parties and the respective approvals by government agencies, the plant's construction is expected to begin in early 2015, with production most likely starting in 2017.

The team is available for further clarifications by telephone at +55 (11) 3576-9531 or by e‑mail at braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2013
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.